BEIJING BRUSSELS CENTURY CITY HONG KONG JAKARTA† LONDON LOS ANGELES NEWPORT BEACH	2765 Sand Hill Road Menlo Park, California 94025-7019 TELEPHONE (650) 473-2600 FACSIMILE (650) 473-2601 www.omm.com	NEW YORK SAN FRANCISCO SEOUL SHANGHAI SINGAPORE TOKYO WASHINGTON, D.C.

December 31, 2013		WRITER’S DIRECT DIAL 650 473 2670

VIA EDGAR AND FEDEX		WRITER’S E-MAIL ADDRESS jdepalma@omm.com

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	Dicerna Pharmaceuticals, Inc. - Draft Registration Statement on Form S-1
Confidentially Submitted November 8, 2013 (CIK No. 0001399529)

Dear Mr. Riedler:

Dicerna Pharmaceuticals, Inc., a Delaware corporation (the “Company”), is in receipt of the letter dated December 5, 2013 (the “Comment Letter”), including comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the draft registration statement on Form S-1 submitted on a confidential basis by the Company on November 8, 2013 (the “Draft Registration Statement”). On behalf of the Company, we set forth below the responses of the Company to the Staff’s comments. The numbers associated with the headings and responses set forth below correspond to the numbered comments in the Comment Letter.

This letter is being submitted concurrently with a registration statement on Form S-1 filed with the Commission on the date hereof (the “Registration Statement”). We have also sent to your attention via FedEx courtesy copies of the Registration Statement marked to show the changes to the Draft Registration Statement.

General

1.	Please file all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

†	In association with Tumbuan & Partners

December 31, 2013 - Page 2

Response:

With the Registration Statement, the Company is filing all of the exhibits other than the exhibits identified in the exhibit index starting on page II-7 of the Registration Statement to be filed by amendment. The Company will file the outstanding exhibits as soon as practicable.

2.	Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response:

The Company respectfully advises the Staff that it does not currently intend to include any graphic, visual or photographic material in the printed prospectus other than the Company’s logo and the other graphic and visual information included in the Registration Statement. If, following the date of this letter, the Company determines to include additional graphic, visual or photographic material in the printed prospectus, it will provide proofs of such material to the Staff prior to its use.

3.	Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:

The Company will supplementally provide to the Staff, under separate cover, a copy of the corporate presentation slide deck that was displayed visually during “testing-the-waters” meetings conducted with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”), but was not distributed as written materials to the participants at the meetings.

As of the date of this letter, the Company is not aware of any research reports published or distributed in reliance upon Section 2(a)(3) of the Securities Act, added by Section 105(a) of the Jumpstart Our Business Startups Act, by any broker or dealer that is participating or will participate in the Company’s offering contemplated by the Registration Statement. If the Company or anyone authorized by the Company provides any such written materials to potential investors, or if any broker or dealer participating in the offering publishes or distributes any such written materials or research reports, the Company will supplementally provide such written materials or research reports to the Staff.

December 31, 2013 - Page 3

Prospectus Summary, page 1

4.	Please revise your disclosure to define or explain the following terms or phrases:

•	“siRNA;”

•	“up-regulated;”

•	“optimal substrates;”

•	“transcription factors;”

•	“conjugation points” and

•	“preclinical knockdown of target mRNA”

Response:

In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement to define or explain the above terms or phrases, with such revisions initially occurring on pages 75, 1, 2, 2, 2 and 3 of the prospectus included in the Registration Statement, respectively.

5.	Please revise your summary to briefly explain how having two conjugation points distinguishes your DsiRNAs from other therapeutic molecules and how such conjugation points enhance the “drug-like” properties of your molecules.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the prospectus included in the Registration Statement.

6.	Please estimate the amount spent on research and development for the past 3 years ending in December 31, 2012 as required by Item 101(c)(1)(xi) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has added the estimated amount spent on research and development for each of the past three years ending in December 31, 2012 on page 85 of the prospectus included in the Registration Statement.

Risks related to business, page 3

7.	Please revise your risk factor summary to highlight risks relating to the unproven and novel nature of the technology underlying your therapeutic product candidates.

December 31, 2013 - Page 4

Response:

In response to the Staff’s comment, the Company has revised the risk factor summary on pages 3 and 4 of the prospectus included in the Registration Statement.

Risk Factors

“We face competition from entities that have developed or may develop product candidates…,” page 16

8.	Please include a separate risk factor which highlights the risks you face as a result of the non-exclusive nature of the patents you have licensed from the City of Hope and Integrated Data. In this regard, we note your disclosure that Arrowhead holds a non-exclusive license to the same patent rights and that Arrowhead is engaged in developing products which directly compete with your product candidates.

Response:

In response to the Staff’s comment, the Company has added a separate risk factor on page 23 of the prospectus included in the Registration Statement.

Any inability to attract and retain qualified key management, page 17

9.	Please expand your discussion to identify any additional key employees and other specialized personnel, the loss of which could have a material adverse effect.

Response:

The Company respectfully submits that the Company believes that the identification of additional key employees or other specialized personnel is not required. The Company believes that the positions held by, and the particular experience and history with the Company of, each of the three persons identified increase the potential that the loss of any of the three could have a material adverse effect on the Company in a manner not foreseeable with other key employees or specialized personnel.

If we are not able to obtain and enforce patent protection, page 21

10.	Please identify the extent to which any of your licensed or owned patents or patent applications may be impacted by the U.S. Supreme Court decision in Association for Molecular Pathology v. Myriad Genetics, Inc.

Response:

In response to the Staff’s comment, the Company has revised the risk factor on page 22 of the prospectus included in the Registration Statement.

December 31, 2013 - Page 5

Statistical Data and Market Information, page 39

11.	Please revise your disclosure with respect to estimates, projections and other statistical data to remove your statements that investors “are cautioned not to give undue weight to such estimates” and that you have not independently verified the accuracy or completeness of the data. It is not appropriate to directly or indirectly disclaim liability for information in the registration statement.

Response:

In response to the Staff’s comment, the Company has revised the cautionary note on page 41 of the prospectus included in the Registration Statement. The Company respectfully submits that estimates and projections are forward-looking statements and investors should be cautioned against their inherent limitations and uncertainties. In addition, the Company respectfully advises the Staff that, while the Company has been careful in selecting the third party data to be included in the prospectus and believes that such data are generally reliable, the Company is not able to verify independently the accuracy or completeness of such data.

Use of Proceeds, page 40

12.	Please amend your disclosure to include the estimated amount of proceeds you plan to allocate to each of the uses identified on page 40. Additionally, please expand your disclosure to identify the stage of development for each product candidate that you expect to reach using the allocated proceeds.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 42 of the prospectus included in the Registration Statement. The Company respectfully submits that because of the early stage of development of its product candidates (none of the Company’s product candidates has begun clinical trials) and the inherent unpredictability of completion dates and costs in the pharmaceutical industry, the Company cannot accurately allocate the net proceeds to each use or accurately identify the stage of development for each product candidate that the Company expects to reach using the allocated proceeds.

Dilution, page 44

13.	Please revise the table to begin with your historical net tangible book value per share, instead of pro forma net tangible book value per share.

Response:

In response to the Staff’s comment, the Company has revised the table on page 46 of the prospectus included in the Registration Statement.

December 31, 2013 - Page 6

Business, page 67

14.	We note that you have listed the advantages that DsiRNAs provides compared to other types of double-stranded RNAs used to induce RNAi. Please revise your disclosure to indicate how other RNAi-inducing molecules are typically delivered and discuss how the potency of other RNAi inducing molecules is impacted by their number of conjugation points.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 70 of the prospectus included in the Registration Statement.

Product Candidates, page 73

15.	We note that your pipeline table indicates that you are researching undisclosed liver programs and an undisclosed oncology program. We also note corresponding references to undisclosed disorders, oncogenes, and targets throughout your registration statement. Please revise your disclosure to identify and describe each of the “undisclosed” programs to the extent they are material to a discussion of your current development programs. Alternatively, please provide us with an analysis supporting your determination that these programs are not material to your company, and remove any reference to them from your disclosure.

Response:

In response to the Staff’s comment related to undisclosed liver programs, the Company has revised the disclosure to clarify that the Company is investigating other liver diseases and disorders to determine a specific disease or disorder to further research and develop based on the investigation results.

The Company respectfully requests that it not be required to identify or further describe the oncology program noted by the Staff. The Company respectfully submits that it has disclosed the material terms of the Research Collaboration and License Agreement dated as of December 21, 2009, as amended by the Registration Statement to Research Collaboration and License Agreement dated as of December 2, 2010 (the “Collaboration Agreement”), by and between the Company and Kyowa Hakko Kirin Co., Ltd. (“KHK”) in relation to this oncology program. The Company respectfully submits that any additional disclosure would result in substantial competitive harm to KHK and the Company, compromise the Company’s position in negotiations with future partners and weaken the Company’s ability to command improved economic terms. The Company believes that the currently disclosed information would enable an investor to understand the nature and general field of this program and the material effect of this program, if successful, on the revenue, operational results and financial condition of the Company. While the disclosure of additional detailed commercial or technical information of this program would significantly harm KHK and the Company, it would not measurably enhance an investor’s understanding of this program.

December 31, 2013 - Page 7

Strategic Partnerships and Collaborations

Strategic Partnership with KHK, page 81

16.	Please revise your disclosure to provide the following information with respect to the material terms of your collaboration agreement with KHK:

•	The percentage royalty payment that KHK is obligated to pay on net sales of products resulting from the collaboration; and

•	The duration of the agreement.

Response:

In response to the Staff’s comment, the Company has added disclosure related to the duration of the Collaboration Agreement on page 84 of the prospectus included in the Registration Statement.

The Company respectfully requests that it not be required to disclose the percentage royalty payment that KHK is obligated to pay on net sales of products resulting from the collaboration. The Company respectfully submits that disclosure of the specific royalty rate would not be customary and would result in competitive disadvantages to KHK and the Company. Royalty rates vary considerably from one collaboration or license agreement to another and reflect the bargaining power of the parties. The royalty range under the Collaboration Agreement was a subject of rigorous negotiation between KHK and the Company. The disclosure of such information would compromise the position of each of KHK and the Company in negotiations with future partners and weaken their respective ability to command improved economic terms. Moreover, the specificity of such information could undermine the Company’s efforts to explain the contingency nature of any royalty payments and create a false confidence in the likelihood of receipt of such payments. The Company has disclosed that the programs under the Collaboration Agreement are in early research or preclinical development stages, face significant risks and uncertainties inherent in drug development and can take many years to reach marketing and commercial approval, or may never receive such approval. The Company respectfully submits that while disclosure of the specific royalty rate would significantly harm KHK and the Company, it would not measurably enhance an investor’s understanding of the programs.

City of Hope License Agreement, page 82

17.	Please revise your disclosure to provide the following information with respect to the material terms of your license agreement with COH:

•	the non-refundable license fee;

December 31, 2013 - Page 8

•	the number of shares issued;

•	the specific amount of aggregate potential milestone payments COH may be entitled to receive; and

•	the duration of the agreement.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 85 of the prospectus included in the Registration Statement.

The Company respectfully requests that it not be required to disclose the amount of the non-refundable license fee, the number of shares issued to COH or the specific amount of aggregate potential milestone payments COH may be entitled to receive. The Company respectfully advises the Staff that the license fee paid to COH and the shares issued to COH and a co-inventor are one-time, historical payments made to COH under the license agreement between the Company and COH, which the Company believes are not material to an investor’s understanding of the Company’s business. The Company has disclosed the material financial terms of the license agreement, including the range of the aggregate milestone payments. The Company further respectfully submits that disclosure of the specific amount of aggregate potential milestone payments would not be customary and would result in competitive disadvantages to the Company and COH. Such provisions vary considerably from one agreement to another and reflect the bargaining power of the parties. Such disclosure would compromise the position of each of the Company and COH in negotiations with future partners and weaken their respective ability to command improved economic terms.

Patents and Proprietary Rights, page 83

18.	Please revise your disclosure to include the following information:

•	the type of patent protection (e.g., method, composition of matter) related to your RNAi technology and discovery technologies; and

•	the expiration date of the material patents related to your lipid delivery technology and the type of patent protection maintained.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 86 of the prospectus included in the Registration Statement.

December 31, 2013 - Page 9

In-licenses, page 84

19.	Please revise your disclosure to provide the following information with respect to the terms of your license agreement with PBL:

•	the signature fee and nomination fee paid; and

•	the aggregate potential milestone payments.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 87 of the prospectus included in the Registration Statement to add a range of the aggregate potential milestone payments. The Company respectfully requests that it not be required to disclose the specific aggregate amount of the potential milestone payments. Such disclosure would not be customary and would result in competitive disadvantages to the Company and PBL. The aggregate milestone payments vary from one agreement to another and reflect the bargaining power of the parties. The disclosure of such information would compromise the position of each of the Company and PBL in negotiations with future partners and weaken their respective ability to command improved economic terms.

The Company respectfully requests that it not be required to disclose the amounts of the signature fee and the nomination fee paid to PBL. The signature fee is a one-time, historical payment, which the Company believes would not be material to an investor’s understanding of the Company’s obligations under the license agreement with PBL. The payment of the nomination fee is contingent upon the Company’s nomination of additional short RNA molecules under the license agreement with PBL. The Company has the right, but not an obligation, to nominate any additional short RNA molecules. In addition, the amount of the signature fee and any nomination fee are not material to the Company. The Company respectfully submits that while the disclosure of the amount of the signature fee and any nomination fee would not materially enhance an investor’s understanding, it would result in competitive disadvantages to the Company and PBL and compromise the position of each of the Company and PBL in negotiations with future partners as well as weaken their respective ability to command improved economic terms.

20.	Please revise your disclosure to provide the following information with respect to the terms of your license agreement with Carnegie:

•	the upfront fee;

•	the potential aggregate milestone payments; and

•	the royalty percentage to be paid on net sales.

Response:

The Company respectfully requests that it not be required to disclose the amount of the upfront fee paid to Carnegie or the potential aggregate milestone payments. The upfront fee is a

December 31, 2013 - Page 10

one-time, historical payment and was in an amount that is not material to the Company. The amount of potential aggregate milestone payments are also not material to the Company. The disclosure of the upfront fee or potential aggregate milestone payments would not be customary and would result in competitive disadvantages to the Company and Carnegie. Such provisions vary considerably from one agreement to another and reflect the bargaining power of the parties. The disclosure of such information would compromise the position of each of the Company and Carnegie in negotiations with future partners and weaken their respective ability to command improved economic terms.

The Company respectfully advises the Staff that, as disclosed in the Draft Registration Statement, the royalty percentage to be paid on net sales will not be determined under the license agreement between the Company and Carnegie until a later date, if ever, and is subject to further negotiation between the parties in good faith to reflect customary royalty rates in the industry.

U.S. government regulation, page 86

21.	Please revise your disclosure to expand your discussion of the Breakthrough Therapy designation by the FDA. Specifically, please describe the requirements which must be met in order to obtain this designation and identify the benefits conveyed by such designation.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 92 of the prospectus included in the Registration Statement.

Management, page 95

22.	Please revise your disclosure with respect to the business experience of your officers and directors over the past five years to include the following information, as applicable:

•	the period of time that Dr. Fambrough worked at Oxford Bioscience Partners;

•	the period of time that Dr. Hoffman has worked at Skyline Ventures;

•	the period of time that Dr. Kolchinsky has worked at RA Capital;

•	the period of time that Dr. Langer has worked as a clinical professor; and

•	the period of time that Mr. Madden has worked at Narrow River Management, LP and at River Vision Development Corporation.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 98 and 99 of the prospectus included in the Registration Statement.

December 31, 2013 - Page 11

Executive and Director Compensation

Director Compensation, page 103

23.	Please file your offer letters with Mr. Madden and Dr. Langer and your transition agreement with Dr. Jenson as exhibits to the registration statement pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company is submitting with the Registration Statement the letter agreements with Mr. Madden and Dr. Langer and the transition agreement, as amended, with Dr. Jenson as Exhibits 10.14, 10.15 and 10.16 to the Registration Statement, respectively.

Consulting Agreement, page 114

24.	Please file your consulting agreement with Mr. Cordo as an exhibit to the registration statement pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.

Response:

The Company respectfully requests that it not be required to file the consulting agreement with Mr. Cordo as an exhibit to the registration statement pursuant to Item 601(b)(10)(A) of Regulation S-K. The Company respectfully submits that Mr. Cordo is not a named executive officer of the Company and that the Company does not consider the consulting agreement with Mr. Cordo as material in amount or significance. The Company respectfully advises the Staff that James E. Dentzer has joined the Company as chief financial officer, effective as of December 9, 2013, at which time Mr. Cordo ceased to serve as chief financial officer of the Company.

Principal Stockholders, page 115

25.	Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the shares beneficially owned by Abingworth Bioventures V, LP.

Response:

The Company respectfully requests that it not be required to disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the shares beneficially owned by Abingworth Bioventures V, LP. Abingworth Bioventures V, LP has informed the Company that an investment committee comprised of at least three members and requiring a majority vote approves investment and voting decisions and that no individual has a controlling decision. See The Southland Corp., SEC No-Action Letter 1987 WL 108107 (August 10, 1987).

December 31, 2013 - Page 12

Shares Eligible for Future Sale, page 123

26.	Once available please file copies of each of the lock-up agreements.

Response:

The Company respectfully advises the Staff that the Company will file the form of lock-up agreement as an exhibit to the form of underwriting agreement, which, once agreed in form, will be filed as Exhibit 1.1 to the registration statement.

Financial Statements, page F-3

27.	Please update the financial statements and financial information throughout the filing pursuant to Rule 8-08 of Regulation S-X.

Response:

The Company acknowledges the Staff’s comment and has updated its financial statements and financial schedules in the Registration Statement to include unaudited financial statements as of and for the nine months ended September 30, 2013.

Subsequent Event, page F-26

28.	Confirm that no additional equity issuances such as options, warrants, preferred stock, common stock, etc. were made subsequent to the latest filing or provide additional disclosure in that regard.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that no additional equity issuances requiring disclosure in Note 15 of the financial statements were made subsequent to the latest filing.

Exhibit Index, Page II-7

29.	Please file your license agreements with Plant Bioscience Limited and the Carnegie Institution of Washington as exhibits pursuant to Item 601(b)(10) of Regulation S-K or provide an analysis as to why such agreements are not required to be filed as exhibits to the registration statement.

Response:

In response to the Staff’s comment, the Company is submitting the license agreement with Plant Bioscience Limited with the Registration Statement.

December 31, 2013 - Page 13

The Company respectfully requests that it not be required to file the license with the Carnegie Institution of Washington as an exhibit to the registration statement. The Company respectfully submits that the license agreement is not a material contract to the Company under Item 601(b)(10) of Regulation S-K because this agreement (i) was entered into in relation to a license such as ordinarily accompanies the kind of business conducted by the Company and (ii) is not a contract (a) with related parties, (b) upon which the Company’s business is or has been substantially dependent, (c) calling for the acquisition or sale of any property, plant or equipment for consideration exceeding 15 percent of the fixed assets of the Company on a consolidated basis or (d) that constitutes a material lease.

30.	We note your disclosure at page F-25 that you have entered into a contract research agreement with an independent corporation to provide laboratory services, materials, and research support. Please identify the independent corporation you are referring to and file your agreement with this entity as an exhibit to the registration statement. In the alternative, please provide an analysis as to why the agreement is not required to be filed as an exhibit to the registration statement.

Response:

The Company respectfully requests that it not be required to identify the independent corporation or file the contract research agreement as an exhibit. The Company and the third party entered the agreement in February 2008, and the agreement expired pursuant to its terms on February 12, 2013.

*        *        *

If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please call the undersigned at (650) 473-2670.

Sincerely,

/s/ Jennifer A. DePalma

Jennifer A. DePalma, Esq.

of O’Melveny & Myers LLP

cc:	Douglas M. Fambrough, III, Ph.D., Dicerna Pharmaceuticals, Inc.

Sam Zucker, Esq., O’Melveny & Myers LLP